UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42604

TMD ENERGY LIMITED

(Registrant’s Name)

B-10-06, Block B, Plaza Mont Kiara

No. 2, Jalan Kiara, Mont Kiara

50480 Kuala Lumpur

Wilayah Persekutuan, West Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Fully Exercise of Over-allotment Option by the Underwriter

As previously announced, on April 22, 2025, TMD Energy Limited (the “Company”) consummated an initial public offering of 3,100,000 ordinary shares, par value $0.0001 per share (the “Shares”) at a price of $3.25 per Share (the “Offering Price”), pursuant to an underwriting agreement with Maxim Group LLC (as representatives of the underwriters named therein), dated April 21, 2025. The underwriters were granted a 45-day option to purchase up to additional 465,000 Shares to cover over-allotments, if any (the “Over-allotment Option”).

On April 22, 2025, the Company received a notice that the underwriter elected to fully exercise the Over-allotment Option to purchase 465,000 Shares at the Offering Price. The closing of such exercise of the Over-allotment Option took place on April 24, 2025, generating additional gross proceeds of approximately $1.51 million, before deducting underwriting discounts and other related expenses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TMD Energy Limited

	By:	/s/ Dato’ Sri Kam Choy Ho
	Name:	Dato’ Sri Kam Choy Ho
Date: April 24, 2025	Title:	Director and Chief Executive Officer